Exhibit 12

MEDCO HEALTH SOLUTIONS, INC.

Computation of Ratios of Earnings to Fixed Charges

(In millions except ratio data)

	Six Months Ended		Years Ended
	June 28, 2003 Pro forma (2)	June 28, 2003 Actual	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999	Dec. 26, 1998
Income Before Taxes	$317.5	$354.6	$620.3	$518.3	$447.5	$331.7	$214.0
One-third of rents	10.1	10.1	17.1	13.5	11.1	11.7	22.7
Interest expense	37.2	0.1	0.3	0.9	0.7	1.4	0.5
Equity (income) loss from affiliates	3.1	3.1	4.8	1.8	—	—	—

Earnings	$367.9	$367.9	$642.5	$534.5	$459.3	$344.8	$237.2

One-third of rents	$ 10.1	$ 10.1	$ 17.1	$ 13.5	$ 11.1	$ 11.7	$ 22.7
Interest expense	37.2	0.1	0.3	0.9	0.7	1.4	0.5

Fixed charges	$ 47.3	$ 10.2	$ 17.4	$ 14.4	$ 11.8	$ 13.1	$ 23.2

Ratio of Earnings to Fixed Charges (1)	7.8	36.1	36.9	37.1	38.9	26.3	10.2

(1)	The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges. In calculating this ratio, earnings include income before income taxes and before fixed charges. Fixed charges include interest expense and one-third of all rent expense (considered representative of the interest factor).
(2)	The pro forma consolidated ratio of earnings to fixed charges gives effect to the incurrence of $1,500 million of debt, and related estimated debt issuance costs, comprised of $900 million of term loans under the $1,150 million senior secured credit facility entered into prior to the distribution, the $100 million advance under the $500 million accounts receivable financing facility, and the issuance of $500 million aggregate principal amount of notes and related estimated debt issuance costs, as if such debt was outstanding for the period indicated.